UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ACE Convergence Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G0083D 120

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Sunny Siu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,678,500 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,678,500 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,678,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12	TYPE OF REPORTING PERSON IN

(1) Reflects 1,678,500 Class A ordinary shares of ACE Convergence Acquisition Corp. (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 1,678,500 Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Ordinary Shares”), held directly by Mr. Siu. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2) The calculation assumes that there is a total of 24,678,500 Class A Ordinary Shares outstanding, which is the sum of (i) the 23,000,000 Class A Ordinary Shares outstanding as of December 10, 2021, as reported in the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021, and (ii) the 1,678,500 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held directly by Mr. Siu.

Explanatory Note

The Reporting Person (as defined below), ACE Convergence Acquisition LLC (the “Sponsor”), Denis Tse and Behrooz Abdi collectively filed a Schedule 13G with respect to the Class A Ordinary Shares of ACE Convergence Acquisition Corp. (the “Issuer”) on February 2, 2021 (the “Original Schedule 13G”). As of October 13, 2021, the Reporting Person and Denis Tse ceased to be managers of the Sponsor. Therefore, as of such date, neither Mr. Siu nor Mr. Tse beneficially owns any shares of Class A Ordinary Shares of the Issuer held by the Sponsor. The Reporting Person is now separately filing a Schedule 13G to report his beneficial ownership of Class A Ordinary Shares of the Issuer. This statement shall constitute Amendment No. 1 to the Original Schedule 13G filed by the Reporting Person.

Item 1(a).	Name of Issuer:

ACE Convergence Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1013 Centre Road, Suite 403S, Wilmington, DE 19805

Item 2(a).	Name of Person Filing:

Sunny Siu (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The Reporting Person’s residence is as follows:

79C Sun Sky, The Cullinan, 1 Austin Road West, Hong Kong

Item 2(c).	Citizenship:

Hong Kong

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Ordinary Shares CUSIP Number is G0083D 120.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned: 1,678,500

(b)	Percent of class: 6.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,678,500

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,678,500

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

Sunny Siu

By:	/s/ Sunny Siu